Exhibit 99.1

GREENBROOK TMS REPORTS THIRD quarter operational and FINANCIAL RESULTS

November 8, 2023 – Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced its third quarter 2023 (“Q3 2023”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

THIRD QUARTER 2023 OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Quarterly revenue decreased by 13% to $18.0 million, down $2.8 million as compared to the third quarter of 2022 (“Q3 2022”) despite the closure of 53 treatment centers (“Treatment Centers”) in connection with the Company's previously-announced comprehensive restructuring plan (the “Restructuring Plan”) (approximately 29% of active Treatment Centers as at Q3 2022).

●	For the nine-month period ended September 30, 2023 (“YTD 2023”) revenue increased by 17% to $56.3 million, up $8.3 million compared to the nine-month period ended September 30, 2022 (“YTD 2022”) predominately due to the acquisition of Success TMS.

●	Quarterly revenue remained resilient at approximately 86% of the total quarterly revenue achieved in the fourth quarter of 2022 (“Q4 2022”), despite the closure of 53 Treatment Centers in connection with the Restructuring Plan and a significantly reduced marketing spend (marketing spend in Q3 2023 represented 10% of marketing spend in Q4 2022).

●	As a result of the Restructuring Plan, the Company has eliminated approximately $23 million of annualized costs from the business to date achieving its previously-announced cost savings target of between $22 to $25 million.

●	Loss for the period and comprehensive loss decreased by 24% in Q3 2023 to $12.7 million, down $4.1 million as compared to Q3 2022 and increased by 7% to $34.4 million during YTD 2023, up $2.3 million as compared to YTD 2022.

●

The Company continued its roll-out of its Spravato® (esketamine nasal spray) offering at select treatment centers to diversify its offering to patients, including our first Spravato® “buy & bill” program which will allow us to further enhance our access to patients in specific markets that require this program offering compared to our current “administer and observe” programs. The Company has expanded its Spravato® offering to 56 treatment centers to date. We expect to have 70-80 Treatment Centers offering Spravato® through an accelerated roll-out by the end of fiscal 2023.

●

The Company began a pilot program to roll-out the facilitation of medication management at select Treatment Centers. We believe this program will allow us to reach patients earlier in their treatment journey, develop an internal patient pipeline for transcranial magnetic stimulation (“TMS”) and Spravato® treatments, while also further optimizing marketing costs.

Bill Leonard, President and Chief Executive Officer of Greenbrook, commented:

“Our business has shown remarkable resilience in spite of the challenges we’ve been faced with this year. Our commitment to the execution of the Restructuring Plan continued to yield positive results in Q3 2023, including our third consecutive quarter of regional operating income. The Company is in the final phases of the Restructuring Plan and anticipates that the reductions made to the business cost structure will solidify our path to profitability once we are able to resume investment in activities to support our revenue growth. We are excited to continue our roll-out of new treatment modalities, including our previously-announced medication management pilot and our newly-introduced Spravato® “buy & bill” program, which will complement our current “administer and observe” programs, allowing us to further enhance our access to patients. We believe that mental health remains a key focus in the United States and the unmet demand for treatment remains at an all-time high. We continue to offer innovative solutions for this unmet need and our leadership position and nationwide footprint continues to serve as a valuable platform to bring the needed help to patients struggling with depression.”

SELECTED THIRD QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Total revenue	18,035,308	20,752,105	56,290,158	48,027,560
Regional operating income (loss)	522,925	(849,472)	1,488,978	(1,958,596)
Loss before income taxes	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)
Loss for the period and comprehensive loss	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)
Loss attributable to the common shareholders of Greenbrook	(12,688,653)	(16,361,426)	(34,180,529)	(31,547,258)
Net loss per share (basic and diluted)	(0.30)	(0.59)	(0.90)	(1.49)

Note:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

Selected Operating Results

	As at September 30,		As at December 31,
(unaudited)	2023	2022	2022
Number of active Treatment Centers(1)	130	183	183
Number of Treatment Centers-in-development(2)	–	1	–
Total Treatment Centers	130	184	183
Number of management regions	17	18	18
Number of TMS Devices installed	261	338	345
Number of regional personnel	401	501	495
Number of shared-services / corporate personnel(3)	91	143	134
Number of providers(4)	207	208	225
Number of consultations performed(5)	26,233	16,616	27,831
Number of patient starts(5)	8,047	6,474	9,253
Number of Treatments performed(5)	253,876	216,151	312,940
Average revenue per Treatment(5)	$222	$222	$221

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable treatment services during the applicable period.

(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Number of providers represents clinician partners that are involved in the provision of treatment services from our Treatment Centers.

(5)	Figure calculated for the applicable year or period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (the “Q3 2023 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and 2022. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR+ profile at www.sedarplus.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Third Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Peter Willett, Interim Chief Financial Officer, will host a conference call at 12:00 p.m. (Eastern Time) on November 9, 2023 to discuss the financial results for Q3 2023.

Toll Free North America: 1-888-886-7786

Toronto: 416-764-8658

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website and www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 130 Company-operated Treatment Centers, Greenbrook is a leading provider of TMS and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than 1.3 million treatments to over 40,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including, but not limited to, information with respect to the Company’s future financial or operating performance, the Company’s expectations regarding the impact of the Restructuring Plan on our business, and the continued roll-out of the Spravato® and medication management offering at additional Treatment Centers and its potential to enhance profit margins and diversify total revenue, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs and debt obligations; prolonged decline in the price of the common shares of the Company (“Common Shares”) reducing the Company’s ability to raise capital; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; including as a result of an unfavorable decision in respect of the litigation with Benjamin Klein; risks related to the ability to continue to negotiate amendments to the Company’s credit facility to prevent a default; risks relating to the Company’s ability to deliver and execute on the Restructuring Plan and the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics Inc.), or at all; risks relating to maintaining an active, liquid and orderly trading market for Common Shares as a result of the Company’s potential inability to regain compliance with the Nasdaq Stock Market’s listing rules; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; inability to achieve or sustain profitability in the future; inability to secure additional financing to fund losses from operations and satisfy the Company’s debt obligations; risks relating to strategic alternatives, including restructuring or refinancing of the Company’s debt, seeking additional debt or equity capital, reducing or delaying the Company’s business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining bankruptcy protection, and the terms, value and timing of any transaction resulting from that process; claims made by or against the Company, which may be resolved unfavorably to us; risks relating to the Company’s dependence on Neuronetics Inc. as its exclusive supplier of TMS devices. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedarplus.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(US$) (unaudited)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Total revenue	18,035,308	20,752,105	56,290,158	48,027,560

Direct center and patient care costs	10,840,776	10,207,404	33,785,962	25,193,562
Regional employee compensation	4,356,592	5,081,645	13,129,558	11,918,622
Regional marketing expenses	407,538	3,176,159	1,224,139	6,581,059
Depreciation	1,907,477	3,136,369	6,661,521	6,292,913
Total direct center and regional costs	17,512,383	21,601,577	54,801,180	49,986,156
Regional operating income (loss)	522,925	(849,472)	1,488,978	(1,958,596)
Center development costs	137,770	215,954	355,832	562,108
Corporate employee compensation	3,629,623	5,156,259	11,880,351	12,211,803
Corporate marketing expenses	52,237	169,653	83,504	394,223
Other corporate, general and administrative expenses	1,954,017	4,303,486	7,311,213	7,759,607
Share-based compensation	14,740	2,762	591,470	315,966
Amortization	343,253	570,648	1,029,758	985,648
Interest expense	3,992,801	3,183,165	11,443,446	5,633,165
Interest income	(64)	–	(165)	(12,230)
Loss (gain) on extinguishment of loans	(34,510)	2,331,917	(34,510)	2,331,917
Loss on device contract termination	3,181,116	–	3,181,116	–
Loss before income taxes	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(12,748,058)	(16,783,316)	(34,353,037)	(32,140,803)
Loss attributable to non-controlling interest	(59,405)	(421,890)	(172,508)	(593,545)
Loss attributable to the common shareholders of Greenbrook	(12,688,653)	(16,361,426)	(34,180,529)	(31,547,258)
Net loss per share (basic and diluted)	(0.30)	(0.59)	(0.90)	(1.49)

(US$) (unaudited)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Revenue	18,035,308	18,346,799	19,908,051	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452
Regional operating income (loss)	522,925	237,003	729,050	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741
Net loss attributable to common shareholders of Greenbrook	(12,688,653)	(12,259,994)	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)
Net loss per share – Basic	(0.30)	(0.30)	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)
Net loss per share – Diluted	(0.30)	(0.30)	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)